

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2017

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
Springfield, IL 62791

> **Re: UTG, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2106**
> **Filed March 28, 2017 and Amended August 29, 2017**
> **File No. 000-16867**

Dear Mr. Miller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare and
Insurance